As filed with the Securities and Exchange Commission on October 10, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Synopsys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

871607-10-7

(CUSIP Number of Class of Securities of Underlying Common Stock)

Aart J. de Geus

Chief Executive Officer

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Timothy J. Moore, Esq.
Brian E. Cabrera, Esq.	John T. McKenna, Esq.
Erika Varga McEnroe, Esq.	Cooley Godward Kronish LLP
Synopsys, Inc.	Five Palo Alto Square
700 East Middlefield Road	3000 El Camino Real
Mountain View, California 94043	Palo Alto, CA 94306-2155
(650) 584-5000	(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$559,627	$22.00

*                 Calculated solely for the purposes of determining the Amount of Filing Fee. The Transaction Valuation was calculated based on options to purchase an aggregate of 88,156 shares of the common stock of Synopsys, Inc., having a book value of $559,627 as of August 29, 2008. The aggregate value of such options was calculated based on a Black-Scholes option pricing model.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22.00	Filing Party: Synopsys, Inc.

Form or Registration No.: 005-43334	Date Filed: September 11, 2008

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2008 (the “Offer”), in connection with the offer by Synopsys, Inc. (the “Company”) to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, or under Paragraph 110(1)(d) of the Income Tax Act (Canada), as applicable. This Amendment is the final amendment being filed in order to report the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented to add the following (capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to the Schedule TO):

The Offer expired at 11:59 p.m. Eastern Time, on Thursday, October 9, 2008. Pursuant to the Offer, the Company accepted elections to amend options to purchase an aggregate of 82,285 shares of the Company’s common stock. Holders of options to purchase an aggregate of 5,083 shares of the Company’s common stock elected not to amend. After the filing of the Schedule TO, an aggregate of 788 shares of the Company’s common stock no longer constituted Eligible Options.  As a result, options to purchase 82,285 shares were amended pursuant to and as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to this Schedule TO. In addition, the Company has caused each Eligible Optionee who elected to participate in the Offer to be sent an email in the form of Exhibit 99.(a)(1)(I) to the Schedule TO and caused each Eligible Optionee who elected not to participate in the Offer to be sent an email in the form of Exhibit 99.(a)(1)(J) to the Schedule TO, both as filed with the Securities and Exchange Commission on September 11, 2008.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated September 11, 2008.

99.(a)(1)(B)*

Transcript of voicemail announcement from Brian Beattie, Chief Financial Officer, to employees regarding Offer to Amend read on September 11, 2008 (See Attachment B to Offer to Amend Eligible Options).

99.(a)(1)(C)*	Form of email announcing commencement of Offer (See Attachment C to Offer to Amend Eligible Options).

99.(a)(1)(D)*	Form of Cover Letter to Election Form (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(E)*	Form of Election Form (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Participants) (See Attachment E to Offer to Amend Eligible Options).

99.(a)(1)(G)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Non-Participants) (See Attachment F to Offer to Amend Eligible Options).

99.(a)(1)(H)*	Form of Reminder Email to Eligible Optionees who have not elected (See Attachment G to Offer to Amend Eligible Options).

99.(a)(1)(I)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment H to Offer to Amend Eligible Options).

99.(a)(1)(J)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants) (See Attachment I to Offer to Amend Eligible Options).

99.(a)(1)(K)*	Slide presentation to be made at meeting for Canadian employees.

99.(a)(1)(L)*	Slide presentation to be made at meetings for U.S. employees.

99.(a)(1)(M)	Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2007, filed with the SEC on December 21, 2007, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 5, 2008, and incorporated herein by reference.

99.(a)(1)(N)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2008, filed with the SEC on March 12, 2008, and incorporated herein by reference.

99.(a)(1)(O)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 30, 2008, filed with the SEC on June 10, 2008, and incorporated herein by reference.

99.(a)(1)(P)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008, and incorporated herein by reference.

99.(a)(1)(Q)

Synopsys, Inc.’s Current Reports on Form 8-K, filed with the SEC on December 10, 2007, February 1, 2008, February 20, 2008 (but only with respect to the information disclosed under Item 5.02 therein and excluding any information furnished under Item 2.02 and exhibits relating thereto), March 25, 2008, April 25, 2008 and June 3, 2008 and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)*	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan.

99.(g)	Not applicable.

*                                         Previously filed with the Schedule TO filed with the SEC on September 11, 2008, and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008

SYNOPSYS, INC.

	By:	/s/ Brian E. Cabrera
Brian E. Cabrera
Vice President, General Counsel
and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated September 11, 2008.

99.(a)(1)(B)*

Transcript of voicemail announcement from Brian Beattie, Chief Financial Officer, to employees regarding Offer to Amend read on September 11, 2008 (See Attachment B to Offer to Amend Eligible Options).

99.(a)(1)(C)*	Form of email announcing commencement of Offer (See Attachment C to Offer to Amend Eligible Options).

99.(a)(1)(D)*	Form of Cover Letter to Election Form (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(E)*	Form of Election Form (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Participants) (See Attachment E to Offer to Amend Eligible Options).

99.(a)(1)(G)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Non-Participants) (See Attachment F to Offer to Amend Eligible Options).

99.(a)(1)(H)*	Form of Reminder Email to Eligible Optionees who have not elected (See Attachment G to Offer to Amend Eligible Options).

99.(a)(1)(I)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment H to Offer to Amend Eligible Options).

99.(a)(1)(J)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants) (See Attachment I to Offer to Amend Eligible Options).

99.(a)(1)(K)*	Slide presentation to be made at meeting for Canadian employees.

99.(a)(1)(L)*	Slide presentation to be made at meetings for U.S. employees.

99.(a)(1)(M)

Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2007, filed with the SEC on December 21, 2007, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 5, 2008, and incorporated herein by reference.

99.(a)(1)(N)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2008, filed with the SEC on March 12, 2008, and incorporated herein by reference.

99.(a)(1)(O)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 30, 2008, filed with the SEC on June 10, 2008, and incorporated herein by reference.

99.(a)(1)(P)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008, and incorporated herein by reference.

99.(a)(1)(Q)

Synopsys, Inc.’s Current Reports on Form 8-K, filed with the SEC on December 10, 2007, February 1, 2008, February 20, 2008 (but only with respect to the information disclosed under Item 5.02 therein and excluding any information furnished under Item 2.02 and exhibits relating thereto), March 25, 2008, April 25, 2008 and June 3, 2008 and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)*	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan.

99.(g)	Not applicable.

*                                         Previously filed with the Schedule TO filed with the SEC on September 11, 2008, and incorporated herein by reference.